

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 24, 2026

VIA ELECTRONIC MAIL

Marc Griffin
President
Pear Tree Advisors, Inc.
55 Old Bedford Road
Lincoln, Massachusetts 01773

       Re: <u>Pear Tree Funds and Pear Tree Advisors, Inc., File No. 803-00285</u>

Dear Mr. Griffin:

       By Form APP-WD filed with the Securities and Exchange Commission on April 16, 2026, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under the Advisers Act of 1940 ("Advisers Act"). The filing does not request withdrawal of the application filing under the Investment Company Act of 1940 (File No. 812-15884). Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (File No. 803-00285).

                          Sincerely,

                          /s/ Kaitlin Bottock

                          Kaitlin Bottock
                          Assistant Director

cc: John Hunt, Esq., Sullivan & Worcester LLP
       Asaf Barouk, Senior Counsel, Chief Counsel's Office